[Hodgson Russ LLP Letterhead]

Janet N. Gabel

Partner

Direct Dial: 716.848.1350

Direct Facsimile: 716.849.0349

jgabel@hodgsonruss.com

March 10, 2005

Securities and Exchange Commission

Washington, D.C.20549

Attn:

H. Roger Schwall

Assistant Director

Re:

Puda Coal, Inc.

Registration Statement on Form SB-2

Filed December 16, 2005

File No. 333-130380

Dear Mr. Schwall:

Puda Coal, Inc. (the “Registrant”) is this day filing Amendment No. 1 to the above referenced Registration Statement on Form SB-2 (the “Registration Statement”).  By this letter, we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) to the Registration Statement as originally filed.

Enclosed is a conformed copy of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement and the exhibits thereto, as filed with the Commission with a filing date of March 10, 2006.  Such copy of Amendment No. 1 has been marked to show the revisions made to the Registration Statement as originally filed.

This letter is in response to the letter of comment from the Commission to the Registrant, dated January 13, 2006, the paragraphs of which are numbered consecutively.  The responses to such letter set forth below have been numbered to correspond thereto.  Unless otherwise indicated, page references are to the red-lined pages of Amendment No. 1.  We understand that additional information must still be provided to you.

For your convenience, we have repeated each comment immediately prior to our response below.

General

2.

It appears that the name Puda is being used to refer to different things.  Sometimes, it appears that you are referring to the registrant and other times, it appears that you are referring to its affiliates.  Revise this and any other similar inconsistencies throughout the filing.

To eliminate confusion, the Registration Statement has been amended throughout by changing the names used to refer to the registrant and its related companies.  The Registrant is referred to as “Puda”; its wholly owned subsidiary Puda Investment Holding Limited is referred to as “BVI”; and BVI’s subsidiary Taiyuan Putai Business Consulting Col, Ltd, as “Putai”.  The Chinese operating company which is controlled by us is referred to as “Shanxi Coal”.  The Registration Statement has been further amended to eliminate discussions of Shanxi Coal and our individual affiliates, when it was more appropriate to refer to the Registrant.

3.

Please include a statement advising dealers as to their prospectus delivery obligation, as required by Item 502(b) of Regulation S-B.

The statement has been added to the last page of the prospectus.

4.

We note several blank spaces throughout the filing, including those on pages 23 and ii-1, regarding information you are not entitled to omit under Rule 430A.  Revise to include the missing information.

The closing stock price has been added to the prospectus cover, as has a date of filing and the cross-reference to the risk factor page number.  The estimated cost of registration has been inserted on page II-1.  All blanks in the registration statement have been filled in.

5.

File as exhibits all material contracts. In this regard, we note that you mention on page 24, a voting agreement entered into by KRM Fund and each Puda BVI members, and on page 28, an agreement whereby Puda Group agreed to pay an the tax liabilities of Puda.  Neither agreement appears to have been filed.  We may have additional comments once you file all omitted agreements.

The Voting Agreement was filed as Exhibit 4.1 to the amended Registration Statement.  The Tax Agreement was filed as Exhibit 10.26

6.

We note the following statements:

•

“We are a leading supplier of China’s high grade metallurgical coking coal, which is used to make coke for purposes such as steel manufacturing.... [W]e believe, based on our knowledge of our competitors’ capacity, that we are currently the largest coking coal cleaning company in Shanxi Province in terms of capacity and we believe that we will have the largest cleaning capacity in Shanxi Province when our newly acquired coal washing facility an dour expanded facilities are fully operation”; and

•

“Puda markets the cleaned, high grade coking coal to some of China’s largest coke and steel makers in its geographic market.”

We note similar statements in other parts of the prospectus.  It is not appropriate to make claims for which you do not have objective third party support.  Delete these statements or provide us with support for these statements.

The references have been removed throughout the document, along with other factual statements which the Registrant believes to be true, but for which it could not find independent third party support.

Under separate response, we will provide support for our assertions that Shanxi Province is a significant coal producer and that the Chinese government is closing coal mines.  We are also including support for our statements about the size of the Chinese steel industry.

7.

Please provide a diagram or chart which plots out the structure of your company and its affiliated entities.

The chart may be found in the prospectus on page 3 and also on page 54.

8.

Explain what you mean by “controlled affiliate” both in the second paragraph and in the chart we ask for above.  We note that it is 100% owned by the Zhao brothers.

The phrase “controlled affiliate” has been eliminated throughout the document (see pages 1, 19, 20, 22 and 73) and has been replaced with an explanation of how the Registrant controls Shanxi Coal through a series of operating agreements although it does not own an equity interest.

9.

We note that you refer to yourself as “Puda Coal” and to Shanxi Puda Resources, your “controlled affiliate” as “Puda.”  We also note that most of the discussion in the filing is of Puda even though it appears that investors are not acquiring an equity interest in Puda.  Please advise us of your basis for this presentation.  See also our accounting comments on this matter.

As noted in the response to comment 1, we have changed the names used to refer to the Registrant and its affiliates.  The prospectus has been redrafted throughout to refer to the Registrant, with an explanation on pages 1, 10 and 54, that all of the Registrant’s operations are through Shanxi Coal, a company which it controls through contractual arrangements, but does not own.

10.

In the last sentence, quantify the extent to which the Zhaos are “significant shareholders” of Puda Coal.

The percentage of stock which they own in the Registrant now and upon exercise of outstanding Notes and Warrants has been added on page 1.  The percentage has been added in other places in the document the phrase is used, namely pages 1, 54 and 64

11.

Expand the fifth paragraph to explain what you mean by a “preferred supply arrangement.”

We have expanded the provision on page 4 and page 61.

12.

Expand the eighth paragraph to clarify the extent you have historically purchased coal from Puda Group.  Clarify also your obligation or intent to do so in the future.

We have added the requested language on pages 5, 62 and 63.

13.

In the ninth paragraph, support or delete your “extensive experience in sourcing and mixing different quality raw coals.”

We have deleted the reference to “extensive experience” and have replaced it with the number of years in which Shanxi Coal has been engaged in the coal washing business. See pages 5 and 65.

14.

Provide us with support for your statement that the “Shanxi provincial authorities are shutting down coal mines.”

Supporting information will be supplied in a future response.

15.

We note that you entered into a reverse merger during on July 15, 2005 wherein you acquired all of the outstanding capital stock and ownership interests of Puda BVI in exchange for issuance of 1,000,000 shares of Series A Convertible Preferred Stock which were converted into 67,850,000 post split shares on September 8, 2005, which coincides with the date that you changed your name from Purezza Group, Inc. to Puda Coal, Inc.  We further note that Purezza Group, Inc. was considered a public shell at the time of the reverse merger, as disclosed in your Form 8-K filed on July 18, 2005.  Please revise your disclosure i) under this heading, ii) within your Management’s Discussion and Analysis, and iii) in the notes to your financial statements, to clearly explain the facts and circumstances surrounding this transaction so that the reader has a clear picture of your form of business prior to completion of the reverse merger.  In this regard, it is not clear from your initial discussion under this section that your primary business operations were entered into effective September 8, 2005 and that the prior period discussion and financial results pertain to the entities you acquired that comprise the coal washing operations.

The changes have been made on pages 7, 74 and F-12.  Please note however, that the Registrant commenced coal washing operations on the date of the reverse merger, July 15, 2005, not September 8, 2005, which was the date of the Registrant’s reverse stock split.

Industry and Competitive Factors, page 4

16.

File the supply contracts referenced under “New Sales Volumes Already Contracted” as exhibits.

The following exhibits were filed with the amended Registration Statement:

10.16	Clean Coal Supply Contract - Taiyuan Steel & Iron (Group) Raw Material Trade Co., Ltd.

10.17	Clean Coal Supply Contract - Handan Steel & Iron Joint-Stock Co., Ltd.

10.18	Clean Coal Supply Contract - Tangshan Steel & Iron Group Co., Ltd.

10.19	Clean Coal Supply Contract - Capital Steel & Iron Group Mineral Co.

10.20	Clean Coal Supply Letter of Intent - Shanxi Coal Import & Export Group Luliang Branch

10.21	Clean Coal Supply Letter of Intent - Sinochem Corporation

10.22	Clean Coal Supply Contract - Shanxi Changzhi Steel Group Raw Material Co. Ltd.

10.23	Clean Coal Supply Contract - Baotou Steel Group Resources Supplying Company

10.24	Clean Coal Supply Contract - Shandong Haihua Group

Risk Factors. page 5

17.

Eliminate language that mitigates the risk you present.  Examples include clauses, such as “there is no guarantee,” “Puda may be unable,” and “there can be no assurance.”

The language has been removed throughout the section.

18.

Ensure that your captions refer to the particular risks that you face, rather than referring to generic risks that apply to all companies in general.

All of the captions have been redrafted.

Significant Assets are Subject to a Lien held by a Related Party, page 9

19.

Clarify that the Zhaos control both Puda and Puda Group so that, if they defaulted, they would he defaulting to themselves.  Address here, and under “Certain Relationships and Related Transactions,” possible conflicts of interest this presents and effect on the issuer.

The clarification has been addressed on page 17 and 29 and in the Certain Relationships section.  See page 50.

Payment of Dividends, page 13

20.

We note that all of your assets are located in China and your disclosures on page 13 regarding restrictions on your ability to pay dividends.  Please provide parent-only condensed financial statements as required by Rule 5-04 of Regulation S-X.  Refer also to the September 27, 2004 Highlights of the AICPA International Practices Task Force meeting, located at:  http ://www.aicpa.org/download/belt/2004_0927_IPTF_HLs.pdf.

Parent only financials have been included in Note 23 to the audited financials.

No Foreseeable Dividends, page 16

21.

Expand the discussion to indicate the historical dividends received by the Zhaos.

The historical information has been added on page 30, 47, and 85.

Significant Control of Puda Coal page 16

22.

Indicate the voting percentage held by KRM Fund.

The voting percentage is now set forth on page 29.

Liability Prior to the Reverse Merger, page 17

23.

Provide more information regarding the liabilities you reference here.  Identify any specific liabilities that you are aware of and quantify those liabilities.

The language has been expanded on page 31 to discuss potential liabilities; however, to the Registrant’s knowledge, there are no actual liabilities which exist.

Use of Proceeds, page 17

24.

Please revise to clarify the “general corporate purpose” for which you expect to use the cash that you may receive upon the exercise of the warrants.  Refer to Item 504 of Regulation S-B.

The Section has been expanded to include specific uses for which the funds are anticipated to be used and the allocation thereto. See page 31.

25.

Discuss the use of the proceeds received in the Regulation S offering.

A discussion of the use of the proceeds from the issuance of the Notes and exercise of the Warrants that were sold in the Registrant’s November 2005 private placement has been added on page 31.  We have aggregated the proceeds from both the Regulation S offering and the Regulation D offering, as the Registrant has not separately earmarked the proceeds from the U.S. portion of the offering from the non-U.S. portion.

Liability Prior to the Reverse Merger, page 17

26.

We note that you retained all potential liabilities you might have incurred while operating the Phoslock product line as the Purezza Group, Inc.  Please confirm, if true, that you have performed the appropriate analysis for this contingency in accordance with SFAS 5 and have accrued for any probable liabilities that you can reasonably estimate, in accordance with paragraph 8 of SFAS 5.

The Registrant has indicated that it performed the appropriate analysis for these contingencies in accordance with SFAS 5.  It determined that no probable liabilities that could be reasonably estimated existed and accordingly, no accrual has been made in respect of these liabilities by the Registrant.

Selling Security Holders, page 17

Selling Security Holder Table, page 18

27.

Expand the table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling security holders.  If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes.  See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

We have made the changes to the extent we currently have information. We have not received this information from Alpha Capital AG; Sandor Capital Master Fund, L.P.; Granada Enterprises; Sandor Capital Master Fund, L.P.; or Silicone Prairie Partners; and Silver Rock I Limited and will provide it in a future amendment and response.

28.

Identify as underwriters all selling security holders who are registered broker-dealers, unless any such registered broker-dealers received their shares as compensation for investment banking services. Identify as underwriters all affiliates of registered broker-dealers that are listed as selling security holders unless you can confirm to us that (1) each purchased its securities in the ordinary course of business and (2) at the time of purchase, the stockholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

We have indicated on the Selling Security Holders Table all broker-dealers other than those who received their shares as compensation for investment banking services.

We have identified as underwriters all affiliates of registered broker-dealers that are listed as selling security holders except for those affiliates who have represented to the Registrant in writing that (1) such affiliate purchased its securities in the ordinary course of business and (2) at the time of purchase, the stockholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

29.

Please confirm, if true, that the $12,500,000 Notes and related warrants have not been issued as of September 30, 2005 or otherwise advise.  In addition, please tell us how you have or will account for the issuance of these notes and related warrants.  Please refer to new guidance on the Division of Corporation Finance’s website concerning the classification and measurement of warrants and embedded conversion features, located at http://www.sec.gov/divisions/corpfin/acctdis120105 .pdf.

The 12,500,000 notes and related warrants were issued in a private placement on November 18, 2005. These notes and related warrants will be accounted for in the financial statements for the year ended December 31, 2005 in accordance with the new guidance, Current Accounting and Disclosure Issues in the Division of Corporate Finance, dated December 1, 2005.  Included in the analysis are the following pronouncements: SFAS 150, SFAS 133, EITF 00-19, EITF 98-5, EITF D-98, ASR 268, APB 14, APB 21 and Concepts Statement #6.  At this point, the Registrant is still evaluating the impact of the issuance on the financial statements, including any potential charge to the statement of operations and classification of the warrants on the balance sheet. Additionally, any determinations made by the Registrant are subject to the audit, which is ongoing.

Plan of Distribution, page 21

30.

We note that the selling securities holders may engage in short sales of your common stock.  Please see Corporation Finance Telephone Interpretation A.65 in that regard.

The references to short sales have been removed, see page 40.

Officers and Directors, page 23

31.

Disclose the business activities of Jin Xia from 2000 through 2003.

The disclosure has been expanded on page 42.

32.

Provide the disclosure required by Item 401(e) of Regulation S-B.

The Audit Committee Disclosure has been added on page 43.

Certain Relationships and Related Transactions, page 27

33.

Where applicable, disclose whether the terms of the listed transactions were equivalents to, or as favorable as, terms in transactions with non-affiliates.

The Registrant has disclosed where appropriate whether the terms are more, less or equally favorable to those it could have obtained in non-affiliate transactions.

34.

Discuss in detail the reasons for the receivables and payables.  Also explain what the land use rights entail, naming the property to which they apply, and state why Zhao Yao paid for such rights on behalf of Puda.

The revisions have been made beginning on page 47.

35.

Provide subheadings for each transaction.

Subheadings have been added to the section.

Business, 29

36.

Provide disclosure required by subsection (b)(2), (b)(7), (b)(8), (b)(9) and (c) of Item 101 of Regulation S-B.

Distribution method is discussed on page 72;

Intellectual property. is discussed on page 72;

Need for governmental approvals is discussed on page 73.

See, “Where You Find Additional Information” on page 88.

Corporate Structure, page 32

37.

Explain in necessary detail the business reasons for structuring the company the way it has been structured.

The explanation may be found on page 55.

Expansion, page 39

38.

We note your statement, “Puda Group also owns the exclusive sales agency in Shanxi Province for automobiles produced by Hyundai Motor Company’s joint venture in China.”  Discuss the relevance of this statement.

The statement has been deleted.

Employees, 42

39.

You state that you have approximately 139 employees.  Disclose whether all such employees are employed on a full-time basis or otherwise specify the number of fulltime employees.

It has been clarified on page 71 that all of the employees are full-time employees.

Management’s Discussion and Analysis or Plan of Operation

40.

Address your needs for liquidity on both a short and long term basis.

This Section has been extensively redrafted beginning on page 76.

41.

Ensure that you include a discussion of any known trends that have or are reasonably likely to have a material impact on your liquidity.  For instance, on page 10 you discuss certain Chinese government measures that are likely to affect your results of operations and financial condition.  Discuss whether such measures are likely to have a material impact on your liquidity.  See Item 303(b)(1)(i).

This Section has been extensively redrafted beginning on page 76.

Forward Looking Statements, page 42

42.

Revise the reference to the Private Securities Litigation Reform Act.  Note that you cannot rely on the safe harbor provided by the PSLRA because you are subject to the “penny stock” rules of the Securities Exchange Act of 1934.

The language has been removed.

Puda’s Results of Operations, page 43

43.

Where necessary, expand your discussion of the items listed under this caption to explain the reasons for any material changes.  For example, we note that you state that your net revenue for the year ended December 31, 2004 increased $6.3 million, compared to the net revenue for the year ended December 31, 2003; however, you do not explain the reasons for such material increase.

The explanations have been expanded throughout the section.

44.

In your discussion of Puda’s results of operations, you sometimes refer to more than one component that contributed to a material change.  Ensure that you quantify the amount of the change that was contributed by each of the factors or events that you identify.  For example, in your discussion of net income from operations on page 44, you should quantify the impact of each of the items that contributed to the increase of such income, namely gross profit margin and net revenues.  To the extent that there are any offsets to increases to which you refer, please quantify the amount of such offsets as well.  See Section III.D of SEC Release 33-6835.

The explanations have been expanded throughout the section.

Description of Property, page 47

45.

Disclose whether, in the opinion of your management, your properties are adequately covered by insurance. Item 102(c)(6) of Regulation S-B.

The disclosure has been added on page 83.

Certain Relationships and Related Transactions, page 47

46.

We note that you provide a similarly captioned section on page 27.  Revise so that you do not provide duplicative information in your filing.

The duplicative section has been deleted.

Market for Our Capital Stock, page 49

Holders, page 50

47.

Disclose the approximate number of holders of record of your common stock, as required by Item 201 of Regulation S-B.

The number of holders of record has been added on page 85.

48.

Dividend Policy, page 50

Indicate whether there are any prohibitions from the Chinese government regarding the payment of dividends to non-Chinese citizens.

The statement that there is no restriction may be found on page 85.

Undertakings, 11-3

49.

Ensure that all applicable undertakings are included in your registration statement.  In this regard, we note that you might he required to include the undertaking set forth in Item 512(f) of Regulation S-B, as you appear to have omitted some information in reliance on Rule 430A.

The undertaking has been added beginning on page II-7.

Signature page, page 11-5

50.

We note that you indicate that one of Zhao Ming’s titles at Puda Coal is Chairman of the Board; however, on page 24, under the Officers and Directors caption, you identify Mr. Zhao as a director of Puda Coal.  Please reconcile this inconsistency.

Zhao Ming is Chairman of the Board, the reference to him as a director has been removed from page 42.

51.

Properly identify all capacities in which each signatory is signing the registration statement.

The capacities are so indicated.  As noted in the response to comment 50, Zhao Ming is Chairman and not a director.

Item 26. Recent Sales of Unregistered Securities, page 111

52.

You are not eligible to incorporate by reference.  Revise the provide the required information in the registration statement.

The information has been added beginning on page II-1.

Report of Independent Registered Public Accounting Firm, page F-2

53.

We note that your independent accountant has opined on the financial statements of Shanxi Puda Resources Co., Ltd.  Please tell us how this entity relates to the name of the business issuer identified on the cover page of your Form SB-2 and associated periodic filings (i.e. Puda Coal, The.).

The financial statements have been changed to identify them as those of the Registrant, Puda Coal, Inc. and the notes to the financial statements have been revised to clarify the content of the finical statement.  The consolidated financial statements of the Registrant are included. The consent of the accountants, filed as exhibit 23.1, reflects this change.

Statements of Cash Flows, page F-6

54.

We note your line item under investing activities entitled Payment for purchase of short term investments.  We also note your disclosure on page F-7 that you classify marketable securities as trading securities.  Please confirm, if true, that the amount presented in your cash flow statement excludes securities that are classified as trading securities in accordance with paragraph 15 of SFAS 95 or otherwise advise.  This comment also applies to your 2005 third quarter presentation on page F-24.

Marketable securities are regarded as trading securities. The cash flow statement now shows marketable securities under operating activities.

Note 1. The Company, page F-7

(j) Income Taxes, page F-9

55.

We note your statement that “The Company reviewed the differences between tax basis under PRC tax laws and financial reporting under PRC GAAP and no material differences were found, thus, there were no deferred tax assets or liabilities as of December 31, 2003 and 2004 for the Company.”  Please tell us whether or not you have any differences between your tax basis under PRC tax laws and financial reporting under US GAAP and expand your disclosure accordingly.

The Financial Statements now state that there are no material differences in tax the bases under PRC tax laws and US GAAP. See Note 2(j).

(k) Revenue Recognition, page F-9

56.

Please expand your revenue recognition policy and/or your disclosure to be consistent with the guidance in SAB Topic 13.  In this regard, ensure that your disclosure clearly states how the criteria are met based on the specific terms of the transactions that generate your revenue.  In general, we believe that revenue generally is realized or realizable and earned when all of the following criteria are met:

•

Persuasive evidence of an arrangement exists;

•

Delivery has occurred or services have been rendered;

•

The sellers price to the buyer is fixed or determinable; and

•

Collectibility is reasonably assured.

The Revenue recognition policy is expanded setting out the criteria for recognizing revenue.  See Note 2(k).

Note 5. Related Party Transactions, page F-11

57.

We note that you entered into an agreement with Puda Group on April 25, 2005 wherein Puda Group “agreed to pay all the tax liabilities (including surcharges and penalties) of the Company with retrospective effect from its establishment to December 31, 2004.”  Please explain the business purpose of this arrangement and whether or not you are liable for the amounts paid on your behalf by Puda Group.

Registrant entered into the agreement as a convenience only.  Puda Group has fully paid the tax owing and so no further liability should be incurred by the Registrant.

Note 14. Taxation, page F-16

58.

If material, please provide the type of differences that result in the effective tax rate in accordance with paragraph 47 of SFAS 109.  This comment also applies to the disclosure surrounding your fiscal quarter ended September 30, 2005, as shown on page F-30.

The Note has been amended to disclose the difference.

Unaudited Consolidated Statement of Changes in Stockholders’ Equity, page F-23

59.

Please expand your disclosure to clearly explain the facts and circumstances surrounding the issuance of 100,000 shares during the first nine months ended September 30, 2005.

The Financial Statements have been revised to remove the references to these shares.

Unaudited Consolidated Statements of Cash Flows, page F-24

60.

Please reconcile the amount shown as Additional paid-in capital under financing activities to the Unaudited Consolidated Statement of Changes in Stockholders’ Equity on page F-23 or otherwise explain.

The Financial Statements have been revised to reflect the same amounts on both the Consolidated Statements of Changes in Stockholders’ Equity and Cash Flows.

Financial Statements for the Nine Months Ended September 30, 2005

Note 1, The Company, page F-25

61.

Please expand your discussion under this heading to provide the reader with a clear understanding of the ownership interest in each of the subsidiary/related entities within Puda Coal and their relationship to each other.  In this regard, please identify the ownership interest that Puda Coal has in Putai and Puda.

The note has been expanded to clarify the company relationships and Zhao Ming and Zhao Yao’s ownership.

62.

Please explain in detail why you have included the financial results of Puda for all periods.  We may have further comment.

The interests of the Zhao brothers in Shanxi Coal are clearly indicated in the text of Note 1 (third paragraph on page F-, and in the organization chart on that page). Note 1 to the financial statements (third paragraph on page F-) has been revised to reflect the ownership interests of the Zhaos in BVI and Putai.

We have revised the financial statements and have included the consolidated financial statements of the Registrant for all periods.

63.

Please tell us where you have filed the Restructuring Agreements you entered into on June 24, 2005 as we are unable to locate them.  In addition, please add disclosure to explain the ramifications to any party wishing to terminate these agreements.

The following documents were filed as Exhibits to the Company’s Current Report on Form 8-K filed July 18, 2005. Please note that while the Exchange Agreement was entered into on June 24, 2005, as described in the Company’s Current Report on Form 8-K filed June 27, 2004, the closing did not occur until July 15, 2005.

4.1 Certificate of Designations, Preferences, Rights and Limitations of Series A Convertible Preferred Stock of Purezza Filed June 24, 2005

4.1 Certificate of Designations, Preferences, Rights and Limitations of Series A Convertible Preferred Stock of Purezza Filed June 24, 2005

  10.1 Technology License Agreement dated June 24, 2005 between Puda and Putai

  10.2 Operating Agreement dated June 24, 2005 between Puda, Putai, Zhao Ming and Zhao Yao

  10.3 Exclusive Consulting Agreement dated June 24, 2005 between Puda and Putai

  10.4 Exclusive Option Agreement dated June 24, 2005 between Puda, Putai, Zhao Ming and Zhao Yao

  10.5 Authorization dated June 24, 2005 between Puda, Putai and Zhao Ming

  10.6 Authorization dated June 24, 2005 between Puda, Putai and Zhao Yao

  10.7 Financial Advisory Agreement dated June 29, 2005, between Purezza and Keating Securities, LLC.

There is a discussion of the effect of the termination of these agreements on page 24

Form 8-K filed July 18, 2005

(b) Pro forma financial information, page 31

64.

We note your disclosure that you intended to provide pro forma financial statements of Puda, Puda BVI and Putai as of December 31, 2004, and for the period ended December 31, 2004.  As we are unable to locate the pro forma financial statements and related disclosures, please tell us where you have filed this information or otherwise indicate how you have complied with Rule 310(d) of Regulation S-B to provide pro forma financial information showing the effects of the acquisition of an acquired business.

The pro forma financial statements were filed were filed on the Registrant’s Current Report on Form 8-K/A on August 12, 2005.  In accordance with Rule 310(d) of Regulation S-B, these included a balance sheet as of the most recent date a balance sheet was filed (March 31, 2005) and statements of operations for the most recent year and interim period filed (December 31, 2004 and March 31, 2005, respectively).

Raw Coal Supply. page 35

65.

The fourth paragraph of this section refers to the proven reserves of the Jucai Coal Company’s proven reserves of 80 million metric tons (MT) and other companies not directly controlled by Puda Coal Inc.  Please do not disclose reserves of affiliated companies as these reserves cannot be adequately reviewed as part of your filing.

We have deleted the references.  See pages 5, 61, 62.

66.

The twelfth paragraph of the section describes purchase pricing arrangements and discounts for the raw coal purchased as a feedstock and the salable clean coal sold.  Disclose the annual average raw coal cost-ranges per ton and the sales price-ranges per ton of the cleaned coal as allowed by the Price Administration Bureau (PAB) for your products over the last 5 years.

The current PAB pricing is included on page 63.  The Registrant has not been able to locate historical information.  If we are able to find the information it will be added by amendment.

Index to Financial Statements, page F-1

67.

Please include the page numbers to the financial statement index page.

The page numbers have been included.

Very truly yours,

HODGSON RUSS LLP

By: /s/Janet N. Gabel

Janet N. Gabel